FORM 51-102F1

MANAGEMENT`S DISCUSSION AND ANALYSIS

OF OPERATING RESULTS AND FINANCIAL CONDITION OF

LINUX GOLD CORP.

FOR THE PERIOD ENDED MAY 31, 2009

Management’s Responsibility for Financial Statements

The   preparation   of   the   financial   statements,   conforming   with   GAAP,   requires   the   Company's

management  to  make  estimates  and  assumptions  in  order  to  make  a  determination  of  the  future  values for  certain  assets  or  liabilities.  Management  believes  such  estimates  have  been  based  on  careful judgments  and  have  been  properly  reflected  in  the  accompanying  financial  statements.  Actual  results may differ from those estimates.

Management   maintains   a   system   of   internal   controls   to   provide   reasonable   assurance   that   the

Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Dated as of August 4, 2009

The  following  discussion  of  the  results  of  operations  of  the  Company  for  the  quarter  ended  May  31,

2009,  and  in  comparison  to  the  same  period  of  the  prior  year,  should  be  read  in  conjunction  with  the

Company’s  Audited  Financial  Statements  and  accompanying  notes  for  the  year  ended  February  28,

2009.

Overall Performance

The  Company  is  involved  in  exploration  of  mineral  properties.  Our  current  plans  are  to  joint  venture and  explore  our  mineral  properties  in  Alaska,  USA.  The  Company  has  a  50%  interest  in  the  Fish

Creek  property  in  Alaska,  which  is  optioned  to  Teryl  Resources  Corp.  (a  related  company),  and  the

Company  has  a  total  of  176  mining  claims  in  Granite  Mountain  and  12  mining  claims  in  Dime  Creek,

which are located near Nome, Alaska, and 8 mining claims located in the Livengood-Tolovana Mining

District, Alaska.

The  severe  tightening  of  capital  markets  and  decline  in  commodity  prices  has  resulted  in  reduced liquidity  and  corporate  valuations  and  created  a  challenging  financial  environment  for  companies  in the  exploration  and  development  stage  to  raise  project  financing  and  working  capital.  The  Company

has  responded  to  this  environment  by   revising  its  short  term  objectives,   and  arranging  to  raise

additional  funds  to  allow  for  the  continuation  of  its  exploration  of  its  Alaska  properties  and  to  provide working capital for the short term, despite the resulting dilution to outstanding capital.

As at May 31, 2009, the Company had a working capital deficit of $320,443 as compared to a working capital  deficit  of  296,083  at  February  28,  2009.  For  the  three  months  ending  May  31,  2009,  the

Company  had  a  net  loss  of  ($58,705)  or  $(0.00)  per  share  as  compared  to  a  net  loss  of  ($101,859)  or

$(0.00) per share for the three months ended May 31, 2008.

Nature of the Company’s Operations

The  Company  is  involved  in  exploration  of  mineral  properties.  Our  current  plans  are  to  joint  venture and  explore  our  mineral  properties  in  Alaska.  The  Company  has  a  50%  interest  in  the  Fish  Creek property in Alaska, which is optioned to Teryl Resources Corp. (a related company), and the Company a  total  of  176  State  of  Alaska  MTRSC  quarter-section  mining  claims  (160  acres  each),  within  seven contiguous  claim  blocks  mining  claims  in  Granite  Mountain;  12  mining  claims  in  Dime  Creek,  which are  located  near  Nome  in  the  State  of  Alaska;  and  mineral  exploration  claims  covering  6,400  acres  in the Livengood-Tolovana Mining District in the State of Alaska.

Period Highlights

In  April  2009,  the  Company  entered  into  a  consulting  and  work  engagement  agreement  with  Thomas

K.  Bundtzen,  President  of  Pacific  Rim  Geological  and  Consulting,  Incorporated,  with  35  years  of

Geological Experience in Alaska, Yukon, Scandinavia, New Zealand and Eastern Russia.

Mr.  Bundtzen  received  his  M.S.  Economic  Geology  in  1981,  Department  of  Geology  and  Geophysics

from  the  University  of  Alaska,  Fairbanks  and  his  B.S.  Geology,  1973  from  the  School  of  Mineral

Engineering,  University  of  Alaska  Fairbanks.  He  is  a  Certified  Professional  Geologist  (CPG)  #10912

with  the  American  Institute  of  Professional  Geologists  and  holds  Alaska  Business  License  #279639  -

Geological and Technical Services.

Mr.  Bundtzen  has  extensive  experience  involving  geology  of  platinum,  gold  and  base  metal  deposits.

He  has  consulted/worked  for  20  private  and  public  clients  and  published  approximately  160  papers and  chapters  on  Alaskan,  Canadian,  and  Russian  Far  East  Geology  in  Journals,  State  and  federal publications, and books.

Mr.  Bundtzen  prepared  a  summary  report,  on  the  Dime  Creek  property,  dated  April  25,  2009.   The

summary  report  estimates  one  million  cubic  yards  of  auriferous  pay  remain  in  several  defined  areas within  the  Dime  Creek  basin.  In  addition,  lode  targets  for  platinum  and  possibly  gold  have  been outlined  by  an  auger  soil  survey  carried  out  by  past  investigators  and  from  historical  notations  in published  literature.  Additional  data  on  platinum  lode  targets  can  be  acquired  with  follow-up  drilling concurrent  with  placer  gold  exploration  and  is  a  recommended  course  of  action  for  future  exploration work.

Placer Gold Resource Potential Areas, Dime Creek

Potential Cubic Yards of

Exploration Areas to be Evaluated

Estimated Placer Resource Size

pay gravels

(rounded)

Previously Area Mined by hand

7,000 ft x 200 ft.

methods and dredged

x 4ft

210,000

Previous Area mined by hand

methods only

2,500 feet x 150 ft x 2ft

55,600

Bench Deposit South of Haycock

10,000ft x 250ft x 4ft

370,000

Main Channel South of Haycock

10,000ft x 250ft x 4ft

370,000

Eldorado Creek

4,000 ft x 200 ft by 4 ft.

120,000

TOTAL

NA

1,125,600

Recommendations For Development of Placer Gold Resource

The  placer  resource  areas  should  be  drill  tested  prior  to  any  decisions  to  develop  them.  Placer  ground in  the  upper  portion  of  the  basin  above  Haycock  is  relatively  shallow  (<20  feet)  and  drilltesting  could be  accomplished  with  a  track-mounted  auger  drill  similar  to  that  used  to  conduct  soil  sampling  in

2001.

A 100 hole, 3,000 foot drill program is recommended to begin the due diligence on the placer resource north  of  Haycock.  This  data  could  initiate  production  planning  for  the  placer  resource  and  open  the door for a second phase of drilling in the following year south of Haycock.

Recommendations for Lode Resource Exploration

Exploration  by  previous  operators  in  2000-2001  located  elevated  PGE  values  within  the  Linux  Gold claim  block.  These  anomalies  already  define  potential  PGE-bearing  lode  drill  targets  for  Linux  Gold

Corp  and  should  be  initially  tested  by  2  to  4  drill  holes.  These  test  holes  could  be  completed  in conjunction with the placer resource exploration program.

New Investor Relations firm

In  June  2009,  the  Company  retained  New  York  City-based  Makovsky  &  Company  as  its  investor relations counsel.

Risks and Uncertainties

The  Company  is  subject  to  a  number  of  risk  factors  due  to  the  nature  of  its  business  and  the  present stage of development. The following risk factors should be considered:

We  may  not  be  able  to  secure  the  financing  necessary  to  explore,  develop  and  produce  our  mineral properties.

There  is  no  assurance  that  we  will  be  able  to  secure  the  financing  necessary  to  explore,  develop  and produce our mineral properties.

We  do  not  presently  have  sufficient  financial  resources  or  operating  cash-flow  to  undertake  solely  all

of  our  planned  exploration  and  development  programs.   The  development  of  our  properties  may

therefore  depend  on  obtaining  joint  venture  partners,  and  on  our  ability  to  obtain  additional  required financing.  There  is  no  assurance  we  will  be  successful  in  obtaining  the  required  financing,  the  lack  of which  could  result  in  the  loss  or  substantial  dilution  of  our  interests  (as  existing  or  as  proposed  to  be

acquired)  in  our  properties  as  disclosed  herein.   In  addition,  we  have  no  experience  in  developing

mining properties into production and our ability to do so will be dependent upon securing the services

of   appropriately   experienced   personnel   or   entering   into   agreements   with   other   major   mining

companies which can provide such expertise.

As noted in our interim consolidated financial statements for the three months ended May 31, 2009 we

have   incurred   significant   operating   losses   and   have   an   accumulated   deficit   since   inception   of

$15,512,737  at  May  31,  2009.  Furthermore,  we  had  working  capital  deficit  of  $320,443  as  at  May  31,

2009, which is not sufficient to achieve our planned business objectives.

Our  ability  to  continue  as  a  going  concern  is  dependent  on  continued  financial  support  from  our shareholders  and  other  related  parties,  our  ability  to  raise  equity  capital  financing,  and  the  attainment of  profitable  operations,  external  financings  and  further  share  issuance  to  satisfy  working  capital  and

operating  needs.   The  auditors’  report  on  the  February  28,  2009  consolidated  financial  statements include  additional  comments  for  U.S.  readers  that  states  that  conditions  exist  that  raise  substantial

doubt  about  our  ability  to  continue  as  a  going  concern.   The  consolidated  financial  statements  do  not

include adjustments that might result from the outcome of this uncertainty.

We expect to incur significant losses for the foreseeable future.

We  expect  to  incur  significant  losses  for  the  foreseeable  future  and  cannot  be  certain  when  or  if  we will  achieve  profitability.  Failure  to  become  and  remain  profitable  will  adversely  affect  the  value  of our Common Shares and our ability to raise capital and continue operations.

Our  business  may  be  affected  by  such  matters  as  changes  in  general  economic  conditions,  changes in laws, regulations, and other factors.

From  time  to  time,  our  business  may  be  affected  by  such  matters  as  changes  in  general  economic conditions,  changes  in  laws  and  regulations,  taxes,  tax  laws,  prices  and  costs,  and  other  factors  of  a general nature which may have an adverse effect on our business.

Our  mineral  resources  competitors  have  greater  financial  and  technical  measures  and  we  may  not be able to acquire additional attractive mineral properties on acceptable terms.

Significant  and  increasing  competition  exists  for  mineral  opportunities  in  Canada  and  the  United

States.  There  are  a  number  of  large  established  mineral  companies  with  substantial  capabilities  and greater  financial  and  technical  resources  than  us.  We  may  be  unable  to  acquire  additional  attractive mineral  properties  on  terms  we  consider  acceptable.  Accordingly,  our  exploration  programs  may  not will yield any reserves or result in any commercial mineral operations.

Our management team has no significant minerals exploration technical training.

No  member  of  our  management  team  has  significant  technical  training  in  minerals  exploration  or

mining  and  starting  and  operating  a  mine.   Due  to  these  factors,  our  management  may  not  be  fully aware  of  many  of  the  specific  requirements  related  to  working  within  his  industry,  that  their  decisions

may   not   take   into   account   standard   engineering   or   managerial   approaches   mineral   exploration

companies  commonly  use.   This  risk  is  that  our  operations,  earnings  and  ultimate  financial  success could suffer due to management’s lack of experience in this industry.

The Company faces risks related to the exploration and potential development of its properties.

The  exploration  and  development  of  mineral  deposits  involves  significant  risks.   It  is  impossible  to

ensure  that  the  current  and  future  exploration  programs  and/or  feasibility  studies  on  the  Company’s existing  mineral  properties  will  establish  reserves,  or  whether  any  of  the  Company’s  exploration  stage properties  can  be  brought  into  production.  Few  properties  that  are  explored  are  ultimately  developed into producing mines. At present, none of the our properties have defined ore bodies with reserves and

resources,  and  our  proposed  exploration  programs  are  an  exploratory  search  for  ore.   Whether  an  ore

body  will  become  commercially  viable  depends  on  many  factors,  including:  the  characteristics  of  the deposit,  such  as  size,  grade  and  proximity  to  infrastructure;  metal  prices,  which  cannot  be  predicted and  which  have  been  highly  volatile  in  the  past;  mining,  processing  and  transportation  costs;  and  the willingness  of  lenders  and  investors  to  provide  project  financing;  labour  costs  and  possible  labour strikes;  and  governmental  regulations,  including,  without  limitation,  regulations  relating  to  prices,

taxes,   royalties,   land   tenure,   land   use,   importing   and   exporting   materials,   foreign   exchange,

environmental  protection,  employment,  worker  safety,  transportation,  and  reclamation  and  closure obligations.

The  Company  is  also  subject  to  the  risks  normally  encountered  in  the  mining  industry,  such  as:

unusual  or  unexpected  geological  formations;  natural  disasters;  power  outages  and  water  shortages;

cave-ins,   land   slides,   and   other   similar   mining   hazards;   inability   to   obtain   suitable   or  adequate

machinery,  equipment,  or  labour;  and  other  known  and  unknown  risks  involved  in  the  operation  of mines and the conduct of exploration.

Substantial  expenditures  are  required  to  establish  reserves  through  drilling,  to  develop  metallurgical

processes   to   extract   metal   from   ore   and   to   develop   the   mining   and   processing   facilities   and

infrastructure  at  any  site  chosen  for  mining.  Depending  on  the  price  of  minerals,  the  Company  may determine  that  it  is  impractical  to  commence,  or,  if  commenced,  continue  exploration  into  commercial production. Such a decision would negatively affect the Company’s profits and may affect the value of its equity.

We  have  no  current  mining  operations  and  if  we  ever  commence  mining  operations  we  face  certain risks, any of which could result in our ceasing operations.

We  have  no  current  mining  operations  and  no  revenue  from  mining  operations.  If  we  ever  commence actual  mining  operations,  such  operations  would  face  the  risk  of  changing  circumstances,  including but  not  limited  to:  failure  of  production  to  achieve  metal  recovery  levels  indicated  by  pre-production testing  of  drill  core  and  bulk  samples;  estimates  of  reserves  being  adversely  affected  by  encountering unexpected  or unusual geological formations; production  costs being  adversely  affected  by  unforeseen factors  such  as  substantial  adverse  changes  in  exchange  rates  or  changes  in  environmental  protection requirements,  breakdowns  and  other  technical  difficulties,  slides,  cave-ins  or  other  natural  disasters,

work  interruptions  or  labor  strikes;  the  grade  of  ore  actually  mined  being  lower  than  that  indicated  by drilling  results;  persistently  lower  market  prices  of  the  products  mined  than  those  used  to  determine the  feasibility  of  mining  a  mineral  occurrence;  adverse  changes  in  interest  rates  that  may  apply  to project  development  debt.  In  addition,  we  have  no  experience  in  developing  mining  properties  into production  and  its  ability  to  do  so  will  be  dependent  upon  securing  the  services  of  appropriately experienced  personnel  or  entering  into  agreements  with  other  major  mining  companies  which  can provide such expertise.

The seasonality in Alaska can be extreme and can cause interruptions or delays in our activities.

Certain  of  our  properties  are  located  in  Alaska.  The  weather  during  the  colder  seasons  in  these  areas can  be  extreme  and  can  cause  interruptions  or  delays  in  our  activities.  As  a  result,  our  activities  in these  regions  are  seasonal  and  the  preferred  time  for  work  is  limited  to  the  spring  and  summer  when costs are more reasonable and access to the properties is easier.

Mineral operations are subject to government and regulatory approvals.

Our  operations  require  the  procurement  of  numerous  permits  and  compliance  with  an  extensive number of codes and  regulations. Mining, exploration and  exploitation  permits  are required. Failure to comply  with  regulatory  requirements  could  result  in  permits  being  withdrawn  or  suspended  which would adversely affect our operations.

We  may  have  no  direct  contractual  relationship  in  certain  mineral  properties  that  have  been granted by third parties.

Our  rights  to  acquire  interests  in  certain  mineral  properties  have  been  granted  by  third  parties  who themselves  hold  only  an  option  to  acquire  such  properties.  As  a  result,  we  may  have  no  direct contractual relationship with the underlying property holder.

There is only a limited public market for our common shares on the OTC Bulletin Board and that market is extremely volatile.

There  is  only  a  limited  public  market  for  our  common  shares  on  the  OTC  Bulletin  Board,  and  there is  a  risk  that  that  a  broader  or  more  active  public  trading  market  for  our  common  shares  will  never develop or be sustained, or that current trading levels will not be sustained.

The  market  price  for  the  common  shares  on  the  OTC  Bulletin  Board  has  been  and  we  anticipate  will continue  to  be  extremely  volatile  and  subject  to  significant  price  and  volume  fluctuations  in  response to a variety of external and internal factors.  This is especially true with respect to emerging companies

such  as  ours.   Examples  of  external  factors,  which  can  generally  be  described  as  factors  that  are unrelated  to  the  operating  performance  or  financial  condition  of  any  particular  company,  include changes  in  interest  rates  and  worldwide  economic  and  market  conditions,  as  well  as  changes  in industry  conditions,  such  as  regulatory  and  environment  rules,  and  announcements  of  technology

innovations  or  new  products  by  other  companies.   Examples  of  internal  factors,  which  can  generally

be  described  as  factors  that  are  directly  related  to  our  consolidated  financial  condition  or  results  of operations,  would  include  release  of  reports  by  securities  analysts  and  announcements  we  may  make from  time-to-time  relative  to  our  operating  performance,  drilling  results,  advances  in  technology  or other business developments.

Because  we  have  a  limited  operating  history  and  no  profits  to  date,  the  market  price  for  the  common

shares  is  more  volatile  than  that  of  a  seasoned  issuer.   Changes  in  the  market  price  of  the  common

shares,  for  example,  may  have  no  connection  with  our  operating  results  or  prospects.   No  predictions

or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability  of common shares for sale at any time will have on the prevailing market price.

You should not expect to receive dividends.

We have never paid any cash dividends on shares of our capital stock, and we do not anticipate that we will pay any dividends in the foreseeable future.

Our  right  to  issue  additional  capital  stock  at  any  time  could  have  an  adverse  effect  on  your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation to issue 200,000,000 common shares. Subject to compliance  with  applicable  corporate  and  securities  laws,  we  may  issue  these  shares  under  such circumstances  and  in  such  manner  and  at  such  times,  prices,  amounts  and  purposes  as  our  board  of

directors  may,  in  their  discretion,  determine  to  be  necessary  and  appropriate.   Your  proportionate

ownership  and  voting  rights  as  a  common  shareholder  could  be  adversely  affected  by  the  issuance  of additional common shares, including a substantial dilution in your net tangible book value per share.

Results of Operations

The  following  analysis  of  the  Company's  operating  results  in  the  most  recently  completed  quarter ended  May  31,  2009  (“2009”)  includes  a  comparison  against  the  same  period  in  previously  completed financial year ended February 28, 2009 (“2008”).

Revenue

The  Company  had  no  revenue  from  operations;  currently  all  efforts  are  focused  on  the  exploration  of the Company’s Alaska mining claims.

Expenses

Administrative  expenses  in  2009  totaled  $58,705  compared  to  $101,859  in  2008.  Consulting  and

subcontract  expenses  increased  to  $37,522  in  2009  from  $14,585  in  2008.   Professional  fees  totaled

$5,450 compared to $187 in 2008 which relate to accounting services for the period.   Travel decreased

from  $28,181  in  2008  to  $3,258  in  2009  due  to  decreased  operations  and  promotional  activities  in  the

current  period.   Filing  and  regulatory  fees  decreased  from  $8,092  to  $521  as  the  Company  incurred

higher  than  normal  expenses  in  2008  due  to  EDGAR  filing  fees.    There  was  a  gain  on  foreign

exchange of $15,058 in 2009 compared  to a loss on foreign exchange of $14,440 due to the increasing strength  of  the  Canadian  dollar  in  the  current  period  compared  to  the  decreasing  strength  in  2008.

Mineral property  exploration costs were down from $9,528 in 2008 to $1,085 in 2009 as the Company

looks  to  raise  further  financing  to  continue  exploration.   All  other  expense  groups  are  consistent  with

the prior period.

Summary of Quarterly Results

The  following  is  a  summary  of  the  Company’s  financial  results  for  each  of  the  Company’s  eight  most recently completed quarters:

Quarter Ending

Revenue

Net Earnings (Loss)

$

Per Share

Diluted per share

May 31, 2009

$nil

(58,705)

-

-

February 28, 2009

$nil

(106,990)

(0.01)

(0.01)

November 30, 2008

$nil

(172,541)

-

-

August 31, 2008

$nil

(154,811)

-

-

May 31, 2008

$nil

(101,859)

(0.01)

(0.01)

February 29, 2008

$nil

(637,954)

(0.01)

(0.01)

November 30, 2007

$nil

(524,902)

(0.01)

(0.01)

August 31, 2007

$nil

(584,978)

(0.01)

(0.01)

As  the  Company  is  in  the  exploration  stage,  variances  by  quarter  reflect  overall  corporate  activity  and are also impacted by factors which are not recurring each quarter.

Over  the  past  eight  quarters,  the  Company’s  expenses  and  net  loss  have  varied  from  period  to  period

dependant  upon  the  Company’s  activities  at  the  time.   The  most  recent  five  quarters  have  remained

relatively  consistent  due  to  the  Company  reducing  operations  while  it  looks  to  raise  financing  as  well as  the  convertible  debentures  being  redeemed  during  the  2008  fiscal  year  and  therefore  no  longer

having  to  expense  interest  on  the  debentures.   The  decrease  in  expenses  during  fiscal  2009  and  2010 relates  to  a  concerted  effort  to  reduce  administration  overhead  during  the  downturn  in  the  investment

market.    During  2009,  investor  relations  and  advertising  contracts  were  not  renewed,  limited  stock options were issued, wages were reduced, and promotional travel was curtailed.

Liquidity

Our authorized capital consists of 200,000,000 common shares without par value. At May 31, 2009 we had 87,650,825 issued and outstanding common shares (May 31, 2008 – 83,095,825), and at August 4,

2009  we  had  87,650,825  issued  and  outstanding  common  shares.  The  directors  of  the  Company adopted  the  Linux  Gold  Corp.  Stock  Option  Plan  (the  “Plan”),  and  received  shareholder  approval  of same  March  15,  2000.  The  Company  has  adopted  a  type  of  plan  under  which  options  may  be  granted for  a  number  of  shares  up  to  10%  of  the  issued  and  outstanding  shares  of  the  Company  from  time  to time.

The consolidated financial statements have been prepared assuming that the Company will continue as a going-concern.  As discussed in Note 1 to the consolidated financial statements, the Company has no revenues  and  limited  capital,  which  together  raise  substantial  doubt  about  its  ability  to  continue  as  a

going-concern.    Management  plans  in  regard  to  these  matters  are  also  described  in  Note 1.    The

consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In  the  past,  we  have  derived  most  of  our  development  and  operating  capital  primarily  from  the issuance of capital stock. Minor amounts were derived from interest.

We  have  been  successful  in  the  past  in  acquiring  capital  through  the  issuance  of  shares  of  our

Common  Stock,  and  through  advances  from  related  parties.  Although  we  intend  to  continue  utilizing these  sources,  there  has  been  no  assurance  in  the  past  that  these  sources  and  methods  would  continue to  be  available  in  the  future.  In  the  event  that  no  other  sources  of  capital  were  available  to  us  in  the

future,   on   a   reasonable   financial   basis,   it   would   face   the   same   obstacles   as   many   small,

undercapitalized  companies  do,  and,  in  the  worst  case,  we  could  be  forced  to  reorganize  or  liquidate,

either of which consequence would likely have an adverse financial effect upon our shareholders.

Other than the current economic uncertainty and financial market volatility, and resulting tightening of

capital   markets,   the   Company   does   not   know   of   any   trends,   demand,   commitments,   events   or

uncertainties  that  will  result  in,  or  that  are  reasonably  likely  to  result  in,  its  liquidity  either  materially increasing or decreasing at present or in the foreseeable future.

We  received  funding  during  the  three  months  ended  May  31,  2009    from  our  affiliated  companies

(common officers and directors). The total amount owing to related parties is $252,337 or 57% of total current  liabilities  as  at  May  31,  2009.  The  balances  owing  to  related  parties  are  non-interest  bearing,

unsecured  and  repayable  on  demand.  Our  affiliated  companies  have  indicated  that  they  will  not  be demanding  repayment  of  these  funds  during  the  next  fiscal  year  and  will  advance,  or  pay  expenses  on behalf of the Company if further funds are needed.

We  anticipate  that  our  estimated  cash  requirements  for  the  fiscal  year  ending  February  28,  2010  will be  approximately  $500,000  for  operational  expenses.  We  do  not  foresee  any  material  changes  to  our

corporate   operations.     Expenditures   for   future   exploration   during   fiscal   2010   work   cannot   be

specifically  confirmed  as  of  the  date  of  this  report,  as  our  requisite  cash  requirements  for  exploration work  are  dependent  upon  the  ability  to  secure  permits  and  equipment  to  conduct  our  exploration

drilling  on  our  properties.     However,  preliminary  budgeting  estimates  indicate  that  we  may  expend approximately $250,000 on property exploration and development expenses.

In the event that no other sources of capital were available to us in the future, on a reasonable financial basis,  we  would  face  the  same  obstacles  as  many  small,  undercapitalized  companies  do,  and,  in  the worst  case,  we  could  be  forced  to  reorganize  or  liquidate,  either  of  which  consequence  would  likely have an adverse financial effect upon our shareholders.

Capital Resources

As  at  May  31,  2009,  our  cash  position  decreased  by  $13,033  to  $861  and  the  Company  had  a  working capital deficit of $320,443 as compared to a working capital deficit of $296,083 at February 28, 2009.

During  the  three  months  ended  May  31,  2009,  we  used  cash  in  the  amount  of  $13,033  on  operating

activities  as  compared  to  $317,345  for  the  same  period  last  year  for  a  decrease  of  $304,312.    The

majority  of  this  decrease  relates  to  a  reduction  in  the  expenses  for  the  period  and  related  party advances of $41,197.  In 2008 the Company also paid down accounts payable by $210,859.

During  the  quarter  ended  May  31,  2009,  the  Company  did  not  raise  any  additional  financing  and  also did not make any investments.

Transactions with Related Parties

The  Company  shares  office  space,  staff  and  service  providers  with  a  number  of  private  and  public companies with several directors in common.

Pursuant to a management services agreement, during the three month period ended May 31, 2009, the

Company  accrued  management  fees  of  $7,500  (2008  -  $7,500)  to  a  company  where  the  President  of

the  Company  is  a  director.    At  May  31,  2009,  the  Company  is  indebted  in  the  amount  of  $77,436

(February  28,  2009  -  $38,239)  which  is  included  in  accrued  liabilities  to  related  parties.    These

amounts are non-interest bearing, unsecured and have no specific terms of repayment.

During  the  three  month  period  ended  May  31,  2009,  the  Company  paid  investor  relations  fees  of

$3,000 (2008 - $2,000) to a company related to the Company by way of director in common.

During  the  three  month  period  ended  May  31,  2009,  the  Company  paid  consulting  fees  of  $2,835

(2008 - $3,217) to a company where the President of the Company is a director.

At May 31, 2009, the Company is indebted to two companies related to the President of the Company;

a  company  controlled  by  the  spouse  of  the  President  of  the  Company  in  the  amount  of  $39,375,  and  a company  controlled  by  the  President  of  the  Company  in  the  amount  of  $38,061  representing  unpaid management  fees  and  advances.  These  amounts  are  non-interest  bearing,  unsecured  and  have  no specific terms of repayment.

Additional  related  party  disclosures  are  outlined  in  Notes  7  and  8  of  the  interim  consolidated  financial statements for the three months ended May 31, 2009.

Changes in Accounting Policies including Initial Adoption

There were no changes in accounting policies during the period.

Fair Value of Financial Instruments

Fair value

The  carrying  values  of  all  held-for-trading  and  held-to-maturity  instruments,  represented  by  cash  and cash  equivalents,  Goods  and  Service  Tax  receivable,  accounts  payable  and  accrued  liabilities  and amounts  due  to  related  parties,  approximate  their  fair  values  because  of  the  short-term  maturity  of

these  financial  instruments.    The  aggregate  fair  value  of  all  held-for-trading  instruments  is  $861

(February  28,  2009  -  $13,894).   The  aggregate  carrying  value  and  fair  value  of  all  held-to-maturity assets is $9,882 (February 28, 2009 - $7,938).

Available-for-sale securities consist of common  shares in  a company  related  by  common  directors and

is  represented  as  marketable  securities  on  the  consolidated  financial  statements.    The  fair  value  of

these  securities  is  $104,000  (February  28,  2009  -  $78,000)  and  losses  included  in  accumulated  other comprehensive loss is $242,000 (February 28, 2009 - $268,000).

Interest rate risk

The  Company  is  not  exposed  to  significant  interest  rate  risk  due  to  the  short-term  maturity  of  its monetary assets and liabilities.

Credit risk

The  Company’s  financial  asset  that  is  exposed  to  credit  risk  consists  primarily  of  cash  and  cash

equivalents.   To  manage  the  risk,  cash  is  placed  with  major  financial  institutions.   The  Company  does

not  have  significant  concentrations  of  credit  risk  in  regards  to  its  amounts  receivable  and  allows  for any uncollectible accounts on a specific identification basis based on payment history.

Currency risk

The  Company  translates  the  results  of  its  foreign  operations  into  Canadian  currency  using  rates approximating the average exchange rate for the period.

The  Company  is  exposed  to  foreign  currency  risk  through  the  following  financial  assets  and  liabilities denominated in currencies other than Canadian dollars:

As at

As at

31 May

28 February

2009

2009

US$

US$

Cash and cash equivalents

(1,032)

4,296

Accounts payable and accrued liabilities

85,769

85,446

As  at  May  31,  2009,  with  other  variables  unchanged,  an  approximately  10%  change  in  exchange  rates would increase/decrease pre-tax loss by $9,262.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

Additional  disclosures  concerning  the  Company’s  mineral  exploration  and  development  costs  and general and administrative expenses are provided as follows:

During  the  three  months  ended  May  31,  2009,  the  Company  incurred  the  following  amounts  on  its

Alaska mineral property claims:

For the Three Months

Ended 31 May

2009

2008

$

$

Exploration and development costs

Geological consulting

1,085

-

Staking and recording fees

-

9,528

1,085

9,528

Commitments

The Company has the following commitments:

The  Company  entered  into  a  consulting  agreement  dated  9  August  2006  for  the  provision  of  financial development  services.  Under  the  terms  of  the  agreement,  the  Company  agreed  to  pay  US$1,000  per month  plus  expenses  for  a  term  of  two  years  and  issue  stock  options  for  1,000,000  common  shares

exercisable  at  US$0.35  per  share  (granted).   The  agreement  may  be  terminated  by  either  party  before

the  end  of  the  term  by  giving  90-day  written  notice.   During  the  three  month  period  ended  31  May

2009, consulting fees of $nil (2008 - $2,968) were incurred.

The  Company  entered  into  a  consulting  agreement  dated  9  August  2006  for  the  provision  of  financial

development  services.    Under  the  terms  of  the  agreement,  the  Company  agreed  to  pay  expenses incurred  for  a  term  of  two  years,  and  issue  stock  options  for  500,000  common  shares  exercisable  at

US$0.35  per  share  (granted).   The  agreement  may  be  terminated  by  either  party  before  the  end  of  the

term  by  giving  90-day  written  notice.   During  the  three  month  period  ended  31  May  2009,  consulting fees of $nil (2008 - $nil) were incurred.

The  Company  entered  into  a  consulting  agreement  dated  25  May  2009  for  the  provision  of  investor

relations  services.   Under  the  terms  of  the  month-to-month  agreement,  the  Company  agreed  to  pay

US$8,000  plus  expenses  in  the  first  month  and  US$11,000  plus  expenses  per  month  thereafter.   The

agreement  may  be terminated  by  either party  by  giving  60-day  written  notice.   During  the three  month

period ended 31 May 2009, investor relations fees of $nil (2008 - $nil) were incurred.

The  Company  entered  into  a  lease  agreement  dated  7  September  2006  for  a  term  of  three  years

commencing  1  November  2006  to  31  October  2009.   Under  the  terms  of  the  agreement,  the  Company

will pay  monthly  rent of $1,833  plus a proportionate share of operating  costs.   On  30  November 2007,

the monthly rent increased to $2,017 and on 30 November 2008, the monthly rent increased to $2,200.

The  Company  shares  the  rentable  area  with  related  parties  who  reimburse  the  Company  for  two-thirds of the total monthly rental fee.  The future commitment is as follows:

$

Fiscal year ending 28 February 2010

27,280

Outstanding Share Data

The  Company’s  authorized  share  capital  consists  of  200,000,000  Common  Shares  without  par  value.

Of  these,  87,650,825  were  issued  and  outstanding  as  at  May  31,  2009  (and  also  as  at  the  date  of  this report).

Outstanding Share Purchase Warrants

A summary of the changes in the Company’s share purchase warrants is presented below:

Remaining

Exercise

Number

contractual

price

of warrants

life (years)

US$

Warrants expiring 27 March 2010

0.25

500,000

0.82

Warrants expiring 1 June 2010

0.30

1,412,500

1.00

Warrants expiring 5 June 2010

0.20

4,055,000

1.02

Warrants expiring 8 May 2011

0.20

9,275,000

1.94

Warrants expiring 28 June 2011

0.20

3,125,000

2.08

18,367,500

During  the  three  months  ended  May  31,  2009,  the  Company  extended  the  expiry  date  of  certain  of these share purchase warrants to dates ranging from March 27, 2010 to June 5, 2010.

The following is a summary of the Company’s warrant activity during the year ended May 31, 2009:

Number of

Weighted average

warrants

exercise price

US$

Outstanding and exercisable at March 1, 2008

18,367,500

0.21

Granted

-

-

Exercised

-

-

Expired

-

-

Cancelled

-

-

Outstanding and exercisable at February 28, 2009

18,367,500

0.21

Weighted average fair value of warrants granted

during the year

Nil

Outstanding Stock Options

On April 22, 2009, a total of 75,000 stock options exercisable at a price of US$0.30 per common share expired.

Also  on  April  22,  2009,  a  total  of  75,000  stock  options  exercisable  at  a  price  of  US$0.10  per  common share were granted.

During  the three  month  periods ended  May  31, 2009  and  May  31, 2008, the Company  recorded  stock-

based compensation of $409 and $nil, respectively.

The following stock options were outstanding and exercisable at 31 May 2009:

Remaining

Exercise

Number

contractual

price

of options

life (years)

US$

Options expiring 9 November 2009

0.20

12,500

0.45

Options expiring 9 August 2011

0.35

1,500,000

2.19

Options expiring 2 November 2011

0.25

25,000

2.43

Options expiring 8 December 2011

0.25

50,000

2.53

Options expiring 7 November 2012

0.31

50,000

3.44

Options expiring 21 February 2013

0.10

1,525,000

3.73

Options expiring 22 April 2014

0.10

75,000

5.00

3,237,500

The  following  is  a  summary  of  the  Company’s  stock  option  activities  during  the  three  month  period ended 31 May 2009:

Number of

Weighted average

options

exercise price

US$

Outstanding at 1 March 2009

3,237,500

0.23

Granted

75,000

0.10

Exercised

-

-

Expired

(75,000)

0.30

Cancelled

-

-

Outstanding at 31 May 2009

3,237,500

0.23

Exercisable at 31 May 2009

818,750

0.25

Weighted average fair value of stock options

granted during the year

$0.02

The  fair  value  of  each  option  granted  was  estimated  on  the  date  of  the  grant  or  modification  using  the

Black-Scholes pricing model with the following weighted average assumptions:

For the

For the

three month

three month

period ended

period ended

31 May

31 May

2009

2008

Risk free interest rate

1.63%

-

Expected life

4.14

-

Annualized volatility

78.17%

-

Expected dividends

-

-

Option  pricing  models  require  the  input  of  highly  subjective  assumptions  including  the  expected  price

volatility.   Changes  in  the  subjective  input  assumptions  can  materially  affect  the  fair  value  estimate,

and  therefore the existing models do  not necessarily  provide a reliable single  measure of the  fair value of the Company’s stock options.

Directors and Officers

As at August 4, 2009, the Company had the following directors and officers:

John Robertson – Director, President, Secretary and CEO

Jennifer Lorette - Director

Susanne Robertson - Director

Monique van Oord – Director and CFO

The  Company  is  dependent  on  a  small  number  of  key  directors  and  officers.  Loss  of  any  one  of  those persons could have an adverse affect on the Company, however, the Company does not maintain “key-

man” insurance with respect to any of its management.

Conflicts of Interest

Officers  and  directors  of  the  Company  are  officers  and/or  directors  of,  or  are  associated  with  other public  companies.  Such  associations  may  give  rise  to  conflicts  of  interest.  The  directors  are  required by  law,  however,  to  act  honestly  and  in  good  faith  with  a  view  to  the  best  interests  of  the  Company and  its  shareholders  and  to  disclose  any  personal  interest  which  they  may  have  in  any  material transaction  which  is  proposed  to  be  entered  into  with  the  Company  and  to  abstain  from  voting  as  a director for the approval of any such transaction.

Caution on Forward-Looking Statements

This Management Discussion  and  Analysis may  contain  certain  forward-looking  statements,  including management's  assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,  certain  of  which  are beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,

and  actual  results  and  developments  are  likely  to  differ,  in  some  case materially, from those  expressed or  implied  by  the  forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that may  prove  to  be  incorrect,  including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling

and   exploration   programs;   the   successful   completion   of   new   development   projects,   planned

expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource

estimates,   if   any,   grades,   mine   life   and   cash   cost   estimates;   whether   mineral   resources   can   be

developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations

applicable  to  Linux,  and  changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or

inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,

industry   conditions,   increased   competition,   the   lack   of   availability   of   qualified   personnel   or

management,   fluctuations  in   foreign   exchange,   stock   market   volatility   and   market   valuations   of

companies  with  respect  to  announced  transactions.  The  Company's  actual  results,  performance  or achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking

statements,    including   those   described    in    the   Company's   Consolidated    Financial    Statements,

Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the

United  States  Securities  and  Exchange  Commission  at  www.sec.gov.  Accordingly,  no  assurances  can be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,

or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-

looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are  expressly  qualified  in  their  entirety  by  these  cautionary  statements.  Furthermore,  the  forward-

looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this  news  release  and  the

Company  does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the  included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com